Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission an amendment to its Registration Statement on SEC Form S-4, and Advanced Fibre Communications, Inc. expects to mail a Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500. Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.'s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

The following is a transcript of a presentation by Tellabs, Inc. at the Banc of America Securities 34th Annual Investment Conference on September 22, 2004.

Tellabs
Tim Wiggins, Executive Vice President and CFO
Banc of America Securities 34th Annual Investment Conference
September 22, 2004

Moderator:	Okay. Thank you for joining us for Tellabs equipment. As you're aware, we're required to make a number of conflict of interest and related disclosures in connection with our participation in this conference and the companies that we may discuss. If you'd like to review these important disclosures, please pick up the packets containing the public appearance disclosures at the back of this room at each of the breakout sessions. PDF copies can be accessed by those of you viewing these presentations via the webcast. It's my pleasure to introduce Tim Wiggins, Executive Vice President and CFO at Tellabs. Tim joined the company in March of 2003. In his tenure, he's overseen the dramatic rebound in profitability with operating margins swinging by about 40 points. We also have Tom Scottino from Investor Relations . So with that, let me turn it over.

Tom:
Good afternoon everyone. This is Tom Scottino. Before we begin, I have a couple of words I have to say here as well. This presentation may contain forward-looking statements. Such statements should be viewed in the context of the risk factors articulated in Tellabs most recent SEC filings. This presentation may include GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at our Tellabs.com website. In addition, I think that almost everybody here understands or realizes, knows that Tellabs is in the middle of an acquisition with Advanced Fibre Communications, and as a result of that, I am obliged to read the following: This communication is not a solicitation of a proxy from any security holder of or Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission an amendment to its registration statement on SEC Form S-4 and Advanced Fibre Communications, Inc. expects to mail a proxy statement prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. We urge investors and security holders to read the proxy statement prospectus and any other relevant documents to be filed with the SEC because they will contain important information. Investors and security holders will be able to obtain the documents free of charge at the SEC's website. That's www.sec.gov. In addition, documents filed with SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations at 1415 West Deal Road, Naperville, Illinois 60563. Telephone number is 630-798-8800. Documents filed with the SEC by Advanced Fiber Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations at 1465 North McDowell Boulevard, up in Petaluma, California 94954, telephone 707-792-3500. Interest of certain persons in the merger—Advanced Fibre Communications, Inc. and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may be different from or may be in addition to those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the proxy statement prospectus with respect to the merger which may include potential membership on the Tellabs, Inc., Board of Directors, option in stockholdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.'s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement prospectus when it becomes available.
With that, I'll turn the meeting over to Tim Wiggins, Tellabs Executive Vice President and CFO.
Tim:
Thanks, Tom and Tim. Is there any time left or do we have to go straight to questions? Okay. Let me go through a couple of things that are going on at Tellabs and wind up with some opportunity to answer your questions. We've been enjoying growth this year and really growth in excess of what's going on with our customers, capex spend and the industry in general. So I wanted to cover some things that we did hopefully to create some of that growth. We really are operating under a three-part strategy and we're going to talk about these—energize the core, establish a presence in data, and expand into adjacent markets. So these are our three growth strategies. Give you some sense of what's working and dig more deeply and to expand into the adjacent markets or the AFC transaction.

We're trying to energize our core. That's our strategy around our tremendous embedded base, the incumbency position we enjoy, the relationships with our core customers and it really swirls around or operates around two key activities—enhancing the deployed base products and creating some new transport platforms or newer transport platforms. For example, our 7100 which is DWDM. We're also working on integrating TDM and Ethernet into our 5500 NGX. So that's part of the process, but what's really I think helping us this year is what we're doing to the deployed base of equipment. For example, last year we introduced Feature Pack 9.0 high-density cards. It's been a strong play in wireless and has been a big part of our growth in the first two quarters of this year. Other things that we see on the horizon—the first two bullets here—Ethernet capability on our 5500 and also the VQE integrated in the 5500 is for Spring of '05. We call it Feature Pack 10.0. This is going to allow our customers to offer Ethernet services across our platform and reduce the number of boxes presently. Our 5500 sits with the voice quality enhancement box, so we're going to eliminate that and hopefully leverage our incumbency position. Why are we doing these things? Extend product life, increase the value proposition to our customers, promote growth at the end of the day is what we're trying to accomplish.

We're looking to establish a presence in data. Tellabs last year acquired Vivace. We got a tremendous multi-service router platform. Multi-service for those that aren't complete techies—we're talking about helping our customers work with their TDM networks, frame and ATM networks and their IP networks and allow them to offer services are convergent on one box and that's what our 8800 does. It allows that offering those multiple services and roll them up into an IP back plane or an IP/MPLS network. We've got some great traction at NTT, arguably one of the toughest customers globally. MCI. We're working very hard at Verizon with that solution. We have over 30 trials. It is a longer sales cycle. We're pleased with the progress that we're seeing. We're also rolling out this summer the 8600 product, Ethernet service delivery platform. It's the logical next step to our Martas(?) box of the 8100 in Europe. We're offering virtual private networks to customers.

There's been a lot of ink spilled about the AFC transaction. I'm going to dig into that but that fits into this idea how do we leverage the relationships, the channels that we have, our know-how by looking five degrees left or right of what we're doing today, so not entering completely new spaces but leveraging those relationships and channels so to expand into adjacent markets. The AFC deal is one such move.

Let's talk a bit about what we see there. Day one, that provides us an entrée into the access space, a leadership position with the DLC products that AFC has. Obviously, being a first mover in adopting fiber technologies is very important to us. They have growing relationships with major carriers. It also gives us a very interesting channel opportunity into the IOC space where AFC enjoys relationships with over 800 independent operating companies. They have a very strong balance sheet as well.

Tellabs is bringing to that relationship a leadership in the transport space. Obviously, very strong relationships with major incumbent North American carriers. We have the scale, scope and experience to really satisfy the RBOC carriers and I think that is one of the leverage points in the transaction. AFC is just starting with their service. We have award-winning customer service capabilities. We have a very interesting opportunity with the international channel opportunity where we could take some of AFC products into that channel and obviously we have a very strong balance sheet as well. One of the neat things about this deal is as we look at a combined company, we look at our R&D opportunities, we look at the AFC R&D opportunities and we may reprioritize where we're spending money to create more growth. For Tellabs, we have a broader horizon to look at in terms of where do we see growth and where do we rank those growth opportunities where today Tellabs is looking at transport largely, now we have an access space. So I think that is another area where we can add some value.

Pictorially, we think it's a great combination. We've become a compelling tier one vendor. I'll touch on that in a moment. Targeted broad end-to-end solutions I think positions us well for the network upgrade cycle. We think putting the two businesses together will accelerate revenue growth and will continue to focus on profitability. Let me dig into each of those in a little bit of detail. I think the way I think about the tier one equipment vendor, it means we're big enough to matter to our customers in strategic but we're small enough to be responsive and nimble. I think certainly the relationships with our major incumbent carriers, it adds mass to that and hopefully relevance puts us in more a strategic part of their spend going forward, and of course, strong balance sheets, cutting-edge technology.

We're shooting for best-of-breed in the access, transport and data spaces. It really is rounding out Tellabs portfolio. It positions us for the higher growth. We believe that our customers' growth particularly in North America is going to be tied to how much money they spend in the access space. This puts us squarely in that space. As I mentioned, leadership in the access, day one.

If you look at where we think the money is going to be spent, on this first bullet, VoIP, FTTP or the FTPX, Ethernet and MPLS, the 8800 positions us in that MPLS space. We mentioned that we're going to add Ethernet capabilities to our transport products. Certainly we also have that capability in the 8800. AFC brings us first mover access in the FTTP, and while we don't have as much presence in the VoIP area, we do have some today in the Echo or the voice quality enhancement and the 8800 products.

As I mentioned before, I think the key here is it allows us to look at our R&D spend and potentially redirect those dollars into areas of higher growth. Potentially at AFC, more so than they could afford to do today. That may allow us to backstop what's happening to some of their core space in the DLC. They necessarily had to make some trade-offs between where we put our dollars and how do we maintain our P&L. I think we can provide them some relief there.

The target is to accelerate the revenue growth, leverage customer relationships, the R&D I mentioned, the channels—all these things should help us accelerate growth. And I also mentioned the service capability where AFC has not quite the experience that we have at Tellabs. We think that's another important area.

An area near and dear to my heart, profitability. I'm working on the integration. I'll touch on that in a moment. We see the consolidated supply chain is a neat opportunity that may raise our savings but we are very much focused on synergy and getting leverage from this transaction.

Let's look quickly at some of the key elements of the transaction. Most of this will look very familiar. A $1.5 billion deal—that means that we're going to give them about—well, exactly 5.04 Tellabs shares or a half a share roughly and $12 of cash. The combined company will have significant cash balances—800 million to a billion dollars depending on when you measure that and how we're doing on the Cisco hedge recovery. We believe the transaction will be accretive to full-year '05 results on a pre-tax, per-share basis including synergies but excluding the amortization of intangibles and purchase accounting adjustments. I'm going to run through a waterfall of that here in a moment maybe to give you a little more clarity on that. In terms of getting the deal done, we're anxious to get it done. Timing wise, it's subject to SEC clearance on the amended S-4. You'll notice toward the bottom here we amended that document on Monday. Under the current structure, the Tellabs shareholders aren't required to vote. Approximately 45 million Tellabs shares will be issued. That puts our outstandings at about 461 million shares. That means AFC shareholders, if they were to hold all those shares would own about 10 percent of the company post-close. We're anxious in terms of closing to get this done. Obviously, we don't control all the elements of the timing but we expect to be done significantly before the end of the year.

Let me take you through that waterfall chart. Because neither AFC nor Tellabs provide guidance for '05 for lots of good reasons including it's very hard for us to have visibility to see that far, but The Street has numbers and we use those to illustrate some of the elements of the deal and the moving pieces. So if we started with a first call estimate of 49 cents for Tellabs and we add back the tax and the tax will become clear in a moment, and then we add AFC's pre-tax earnings but we're going to forego interest. About 1.1 billion is going to be used in the deal between the cash on AFC's balance sheet and the cash at Tellabs, we're going to issue 45 million new shares, so there's the dilutive effect of the shares. If we add the synergies—got two synergy cases that we used previously, this is the higher case—would add about 5 cents to the deal. So this is where we're saying accretive at this level. The synergies that we looked at initially included both revenue and cost reductions. We've had some chance to work these significantly and we still see revenue synergies, but we see significantly higher cost synergies including areas of savings in our supply chain as we bring these two businesses together as Tellabs gets used to its supply chain where we've outsourced both our North American and international manufacturing in the last nine months. So you see the range here—17 to 24 was the initial estimates and those are the numbers we're using to say that it's accretive. Our target is to exceed that. This is a cut at how those numbers were developed—certainly public company, a shared service, channel classed R&D tools, but I think we can do better on some of these things and you don't see supply chain there but we see a real opportunity, another area of savings as we have two ERP systems and we look to bring those two systems together. To get the full benefit of the synergies, benefits given the supply chain and the consolidated ERP, we see these savings being back-end loaded in '05 and it will take until '06 to get the full benefit but I expect it to be significantly above the numbers that you see here.

We do have deal costs. Here's the impact of the amortization of the intangibles. A couple of data points on that. We're not sure how this is going to pan out. AFC has a book value of about $1 billion, about 750 million of that is tangible, 250 million roughly is intangible. So if you pay $1.5 billion, you've got the difference between the tangible book value of $750 million and the deal price, say $750 million, you have to split between intangibles which you amortize and goodwill which you don't. We made a stab at it. We're saying those values can range from $400 to $750 million on the intangibles. Pick a midpoint. We assume goodwill around $300 million. There's also some deferred stock compensation that would be amortized. I don't see a huge amount of in-process R&D. Net/net we were modeling in this case about $77 million incremental, non-cash amortization.

The last area I wanted to touch on this flow is the taxes. Tellabs has a valuation allowance for our taxes which means that we have generated losses that we couldn't take the benefit in our financial statement—about $250 million. What that does today is shelter our book income. We have a tax rate significantly below the statutory rate. So what happens here in this deal is through the purchase accounting is that we may very well reverse that valuation allowance. It will push our taxes up closer to the statutory rate. It will not change what we're paying in cash taxes until we exhaust this asset of $250 million, and that's not earnings, that's actual cash taxes that we will save. So it's a bit of an unusual picture and that's why we've chosen to look at the deal the way we have.

Okay. Positive momentum in our core business at Tellabs, establishing a presence in data. We think that's where the spend is going. AFC creates a compelling tier one equipment vendor. We're excited about what we see. Okay. I'd be happy to answer your questions.
Q:	[Inaudible]
Tim:	I can hear you. I can't see you.
Q:
from UBS. A couple of questions on accounting here. Within the context of the SEC review of AFCI and Tellabs 10k, there were three items we saw that in our experience have a higher likelihood of getting the SEC clarification , have you received any SEC comments the CISCO shares withholding period was 10 to 20 years, number one. Number two would be you've recognition of impairment of goodwill is somewhat nonstandard share price against book value. And the third was I'm sorry, the third was the disposition of the Virgin Islands subsidiary, .

Tim:
I'm supposed to repeat that question. I'm not sure if I'll be able to. He's asking a lot of interesting questions around the areas that there are concerns in our filing and whether we're getting SEC feedback or questions or potential re-statement. We've had over two rounds of questions. Without commenting on the specifics, I think the SEC is doing a good job. I understand that the line of questions was about right for this deal size. I've looked and worked hard with my team in responding and we're reasonably encouraged that we've been able to respond to their concerns. We have made some modifications between the first S-4 and the second to be responsive. So where we are in the process is we've taken that second round of questions, we've made changes to the document, we've re-filed per their request and now we're in hopefully kind of a two-week time frame where they'll get back to us and hopefully we'd have some limited additional issues that we could resolve and they'd say go. So that'd be my expectation that hopefully this will move quickly, but again, it's not entirely in our control. We don't, at this point, have any issues that I would consider screaming line drive problems. I think we're working through those judiciously. Other questions? I know we're running short on time. We're going to be—
Moderator:	Let's just take it to the breakout, we have less than a minute left. Breakout is right next door. Thanks, Tim, for the presentation.
Tim:	Thank you.
END